

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2021

Adam Simpson
Chief Executive Officer
Icosavax, Inc.
1616 East Lake Avenue E., Suite 208
Seattle, WA 98102

> **Re: Icosavax, Inc.**
> **Registration Statement on Form S-1**
> **Exhibit Nos. 10.19, 10.20, 10.21, 10.22, 10.23 and 10.24**
> **Filed July 7, 2021**
> **File No. 333-257733**

Dear Mr. Simpson:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance